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MAR 01 2022

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22003990

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# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Maybank Kim Eng Securities USA Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Park Avenue, 11th Floor
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joyce Yee (Name) 212-303-1313 (Area Code – Telephone Number) jyee@maybank-keusa.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hoberman & Lesser CPAs, LLP
(Name – if individual, state last, first, and middle name)

252 West 37th Street, Suite 600E (Address) New York (City) N.Y. (State) 10018 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 694 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Joyce Yee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maybank Kim Eng Securities USA Inc., as of February 16, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Financial Officer

LAWRENCE J KIM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI6101060
Qualified in New York County
My Commission Expires 11-03-202?

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**MAYBANK KIM ENG SECURITIES USA, INC.**
**(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)**

**Financial Statements and Supplemental Information**
**December 31, 2021**
**(Expressed in United States Dollars)**

## Table of Contents

**HOBERMAN & LESSER**

CPAs · ADVISORS · SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
**www.hobermanlesser.com**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Maybank Kim Eng Securities USA, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in shareholder's equity (deficit), changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Computation of Net Capital under Rule 15c 3-1 of Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hoberman & Lesser CPA's, LLP

We have served as Maybank Kim Eng Securities USA, Inc.'s auditor since 2019.

New York, New York
February 16, 2022

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Financial Condition
December 31, 2021
(Expressed in United States Dollars)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,077,983 |
| Receivable from clearing brokers | | 144,273 |
| Receivable from affiliate | | 39,840 |
| Prepaid expenses and other receivables | | 31,189 |
| Clearing deposits | | 1,000,197 |
| Leasehold improvements and fixed assets, at cost, net of accumulated depreciation and amortization of $312,345 | | 262,964 |
| Operating lease right-of-use asset | | 1,006,098 |
| Total assets | $ | 3,562,544 |
| **Liabilities and Shareholder's Equity (Deficit)** | | |
| Liabilities | | |
| Accounts payable and other liabilities | $ | 436,282 |
| Accrued compensation | | 16,053 |
| Paycheck Protection Program loan | | 253,035 |
| Operating lease liability | | 1,079,134 |
| Subordinated loan | | 4,200,000 |
| Total liabilities | | 5,984,504 |
| Commitments and contingency | | |
| Shareholder's equity (deficit) | | |
| Common stock, voting, par value $1; authorized, issued and outstanding, 10 shares | | 10 |
| Additional paid-in capital | | 27,753,990 |
| Accumulated deficit | | (30,175,960) |
| Total shareholder's equity (deficit) | | (2,421,960) |
| Total liabilities and shareholder's equity (deficit) | $ | 3,562,544 |

The accompanying notes are an integral part of these financial statements.

**MAYBANK KIM ENG SECURITIES USA, INC.**
**(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)**

**Statement of Operations**
**Year Ended December 31, 2021**
**(Expressed in United States Dollars)**

| | | |
|---|---|---|
| **Revenues:** | | |
| Brokerage commissions | | |
| (net of foreign withholding tax of $117,347 | $ | 3,765,129 |
| Research fees | | 464,389 |
| Research services - affiliate | | 38,606 |
| Placement commission | | 316,285 |
| Sundry income | | 9,000 |
| Interest income | | 317 |
| Total revenues | | 4,593,727 |
| **Expenses** | | |
| Commissions and execution fees | | 2,106,150 |
| Compensation and employee benefits | | 3,169,922 |
| Communications/information services | | 386,000 |
| Occupancy and equipment | | 475,466 |
| Marketing, travel and entertainment | | 64,798 |
| Professional fees | | 103,603 |
| Research and operational fees - affiliates | | 72,078 |
| Interest expense | | 143,804 |
| Defalcation | | 1,254,191 |
| Other | | 46,846 |
| Total expenses | | 7,822,858 |
| Net Loss before other income | | (3,229,131) |
| **Other Income** | | |
| Payroll protection loan forgiveness | | 354,861 |
| Net Loss | $ | (2,874,270) |

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Subordinated Loan
Year Ended December 31, 2021
(Expressed in United States Dollars)

| | |
|---|---|
| Balance, beginning of year | $ 4,200,000 |
| Increases | - |
| Balance, end of year | $ 4,200,000 |

The accompanying notes are an integral part of these financial statements.

**MAYBANK KIM ENG SECURITIES USA, INC.**
**(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)**

**Statement of Changes in Shareholder's Equity (Deficit)**
**Year Ended December 31, 2021**
**(Expressed in United States Dollars)**

| | | Common Stock | | Additional paid-in capital | | Accumulated deficit | | Total |
|---|---|---|---|---|---|---|---|---|
| Shareholder's equity (deficit) at January 1, 2021 | $ | 10 | $ | 26,499,990 | $ | (27,301,690) | $ | (801,690) |
| Capital contribution | | | | 1,254,000 | | | | 1,254,000 |
| Net loss | | | | | | (2,874,270) | | (2,874,270) |
| Shareholder's equity (deficit) at December 31, 2021 | $ | 10 | $ | 27,753,990 | $ | (30,175,960) | $ | (2,421,960) |

The accompanying notes are an integral part of these financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Statement of Cash Flows
Year Ended December 31, 2021
(Expressed in United States Dollars)

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (2,874,270) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation and amortization | 43,786 |
| Payroll protection loan forgiveness | (354,861) |
| Adjustment as a result of right-of-use asset | 19,458 |
| Changes in operating assets and liabilities | |
| Receivable from clearing brokers | (119,988) |
| Receivable from affiliate | 22,513 |
| Prepaid expenses and other receivables | 32,792 |
| Security deposits | |
| Clearing deposit | (184) |
| Accrued compensation | (93,880) |
| Accounts payable and others liabilities | 65,907 |
| Net cash used in operating activities | (3,258,727) |
| Cash flow from investing activities: | |
| Purchase of fixed assets | (4,247) |
| Net cash used in investing activities | (4,247) |
| Cash flows from financing activities | |
| Additional paid in capital | 1,254,000 |
| Proceeds from Paycheck Protection Program Loan | 253,035 |
| Net cash provided by financing activities | 1,507,035 |
| Net change in cash | (1,755,939) |
| Cash at beginning of year | 2,833,922 |
| Cash at end of year | $ 1,077,983 |
| Supplemental disclosure | |
| Interest paid during the year | $ 143,804 |
| Cash paid for operating lease | $ 199,962 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – General Business

Maybank Kim Eng Securities USA, Inc. (the "Company"), is a wholly owned subsidiary of Maybank Kim Eng Holdings Limited, a Singapore Registered Corporation (the "Parent"). The ultimate owner of the Company is Malayan Banking Berhad, a Malaysia registered corporation publicly traded on the Kuala Lumpur Stock Exchange – Bursa Saham Kuala Lumpur. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation (SIPC). The Company introduces United States institutional investors to its foreign brokerage affiliates for the execution of transactions in securities listed on securities exchanges in Southeast Asia. The Company acts as a chaperoning broker-dealer pursuant to SEC Rule 15a-6 for foreign affiliated and non-affiliated broker-dealers. The Company is in compliance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6").

The Company facilitates U.S. institutional clients transactions on the securities exchanges of Singapore, Korea, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, Taiwan, Japan, Vietnam, Sri Lanka, Pakistan, Bangladesh, India, Australia and New Zealand. All transactions are on a delivery and/or receipt versus payment basis. The Company's results of operations and financial condition are affected by general trends in the Asian economy and financial markets.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

In October 2020, the Company received regulatory approval from FINRA to offer Introduced Prime Brokerage services to Institutional customers. For the year ended December 31, 2021, there was no revenue relating to prime brokerage and as of the same date, the Company ceased prime brokerage activities temporarily.

## Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The significant accounting policies followed in the preparation of the financial statements:

1. **Revenue Recognition**

   The Company acts as a chaperoning broker-dealer to introduce its customers to foreign broker-dealers to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the foreign or US broker-dealers fill the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company makes financial research reports available to its customers at no cost throughout the year. Under the provisions of MiFID II, the customers decide when and how much to pay for this complimentary service. The Company believes the date a customer informs the Company to bill for the service is the appropriate point to recognize revenue, because that is when their performance obligation is satisfied and the pricing is defined and the benefit of information contained within the reports is available for the customers.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair value measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds. The carrying amount of the Company's financial instruments approximates fair value due to the relative short-term nature of such instruments. Our other financial assets and financial liabilities have fair values that approximate their carrying values.

4. Leasehold improvements and fixed assets

Leasehold improvements and fixed assets are stated at cost less accumulated depreciation and amortization. Additions, renovations, and leasehold improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

5. **Leases**

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, and operating lease liabilities in our statement of final condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our leases do not provide an implicit rate, we generally use the Company's transfer pricing rate at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

6. **Income taxes**

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future (based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income). Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows the provisions of accounting for uncertain tax positions, which prescribes a recognition threshold and measurement attribute for the financial statement impact of a tax position taken or expected to be taken on a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has no uncertain tax position at the present time. Further, the Company's policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of December 31, 2021.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Expressed in United States Dollars)

## Note 3 - Related Party Transactions

The Company acts as a chaperoning broker-dealer for a number of affiliated foreign broker-dealers (8 foreign non-US registered entities: Indonesia, India, Hong Kong, Malaysia, Philippines, Singapore, Thailand, Vietnam) in certain transactions with institutional clients pursuant to SEC Rule 15(a)-6 and earns commission income. The Company executed and settled trades through its affiliated foreign brokers. Brokerage commissions collected by affiliated foreign brokers on behalf of the Company amounted to $2,498,623 for the year ended December 31, 2021. The commissions collected by affiliated foreign brokers were remitted to the Company monthly. In return for this execution and settlement services, included in commissions and execution fees of $1,995,172 were $1,223,451 of commissions and execution fees to affiliated foreign brokers. Commission income net of commission and execution fees are collected by, Maybank Kim Eng Securities Pte Ltd. ("MKES"), a company related by common ownership, and remitted monthly to the Company. As of December 31, 2021, receivable from affiliate of $39,840 represented the net amount due from MKES.

MKES also receives commissions generated from trades in Taiwan, Korea, Bangladesh, Pakistan, and Sri Lanka executed and settled by the non-affiliated foreign brokers and remits it to the Company. For the year ended December 31, 2021, included in brokerage commissions of $3,882,476 was commission revenue from the non-affiliated foreign brokers of $950,052 and included in commissions and execution fees of $1,996,680 were commission expenses of $771,721 paid to the non-affiliated foreign brokers. Included in receivable from clearing brokers was approximately $30,443 due from these foreign brokers through MKES.

In 2021, the research fee of $72,078 was paid to Maybank Kim Eng Research Pte Ltd, a company related by common ownership. And $38,606 was received from the same company for research services provided by the Company. In addition, an operational service fee of $2,705 was paid to MKES.

In 2020, the Company obtained a subordinated loan agreement with Maybank Kim Eng Holdings Limited. See Note 11.

In 2021, the Company also paid office rent, furniture rent and property tax charges to an affiliate. See Note 11.

The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

## Note 4 – Receivable from Clearing Brokers

At December 31, 2021, receivable from the non-affiliated clearing brokers was $113,831 for commission earned, net of commission expenses.

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a prime brokerage clearing agreement.

(Expressed in United States Dollars)

## Note 5 - Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair values categorized based on the hierarchy described in Note 2:

| As of December 31, 2021 | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money market funds | $ 1,000,097 | $ - | $ - | $ 1,000,097 |

Cash equivalents including money market funds held in the Company's clearing deposit account is $1,000,097.

There were no financial assets classified within Level 2 and 3 during the year ended December 31, 2021.

## Note 6 - Employee Benefit Plan

The Company sponsors a 401K savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the first 4% and 50% of the next 4% of employee's contributions. The Company's contribution was $125,005 for the year ended December 31, 2021.

(Expressed in United States Dollars)

## Note 7 - Income Taxes

At December 31, 2021, the Company has a book to tax temporary difference consisting primarily of net operating loss carryforwards ("NOL") of approximately $27,160,155 for income tax purposes, which give rise to deferred tax assets of approximately $6,759,107. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax assets at December 31, 2021. The Company's current and deferred federal, state and local income tax expenses were zero and differs from the expected statutory rate primarily due to the full valuation allowance established on the deferred tax assets for the year ended December 31, 2021. The Company's NOLs, generally, expire in various years from 2022 through 2038, and may be applied against future taxable income. The Company's Federal NOL's for December 31, 2019, 2020, and 2021 do not expire. The valuation allowance increased by $330,042 during the year ended December 31, 2021.

## Note 8 – Leasehold improvements and fixed assets

Details of leasehold improvements and fixed assets are as follows:

| | 2021 | Useful Life |
|---|---|---|
| Leasehold improvements (note 11) | $ 397,491 | Terms of lease |
| Office equipment | 8,590 | 5 years |
| Furniture and fittings | 14,800 | 7 years |
| Computer equipment | 54,192 | 5 years |
| | 475,073 | |
| Less: accumulated depreciation and amortization | (212,109) | |
| | $ 262,964 | |

The depreciation and amortization expenses for the year ended December 31, 2020 amounted to $43,786.

## Note 9 - Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should the counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(Expressed in United States Dollars)

The Company maintains cash balances at a regulated financial institution in excess of FDIC and SIPC insurance limits. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

## Note 10 - Net Capital

As a registered broker-dealer the Company is subject to the Uniform Net Capital rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $250,000 whichever is greater. At December 31, 2021, the Company had net capital of $1,597,576 which exceeds minimum requirement by $1,347,576. The ratio of aggregate indebtedness to net capital was 0.32 to 1.

## Note 11 – Commitments and Contingencies

a. Office Lease

The Company entered into an expense sharing agreement with an affiliate, related by common ownership effective May 1, 2018 to share rent expense for a period through Sept 2027. For the year ended December 31, 2021, rent expense to the affiliate was $218,146.

As of December 31, 2021, the remaining lease term for the operating lease is 5.7 years. The discount rate used to calculate the operating lease right-of-use asset and operating lease liability was 3.75% which is the Company's transfer pricing rate. This is the rate charged to businesses within the Parent's group of companies to internally evaluate profitability.

The future aggregate minimum rental commitments under the aforementioned expense sharing agreement are as follows:

| Year Ending December 31: | |
|---|---|
| 2022 | 199,962 |
| 2023 | 203,295 |
| 2024 | 213,293 |
| 2025 | 213,293 |
| 2026 | 213,293 |
| Thereafter | 159,969 |
| | 1,203,105 |
| Less effects of discounting | (123,971) |
| Lease liabilities recognized | 1,079,134 |

The Company has an agreement with the same affiliate for office furniture. Office furniture leased can be returned to affiliate at any time. Office furniture lease expense totaled $44,588 for the year ended December 31, 2021.

The Company also was charged property tax expense of $21,339, and office repair and maintenance expense of $20,983, by its same affiliate for the year ended December 31, 2021.

(Expressed in United States Dollars)

The total rent expense inclusive of other occupancy charges paid for the year ended December 31, 2021 is $263,222.

b. Subordinated Loan

The Company obtained a subordinated loan agreement with its Parent during the year ended December 31, 2020 for a principal amount of $4,200,000 at an interest rate of 3.377% per annum which was in accordance with an agreement approved by FINRA. The loan was for a period of three years due January 31, 2023 and was extended with a new due date of January 31, 2025. Interest expense related to this loan amounted to $143,804 for the year ended December 31, 2021.

c. Paycheck Protection Program Loan

On May 1, 2020, the Company entered into a Payroll Protection Program (PPP) loan agreement (the "SBA Loan") with Bank of America, NA under the recently enacted Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The Company received total proceeds of $354,861 from the SBA Loan. In accordance with the requirements of the CARES Act, the Company used proceeds from the SBA Loan for payroll and other costs. The loan had a 1.00% interest rate.

All or a portion of the SBA Loan may be forgiven by the SBA upon application by the Company, upon documentation of expenditures in accordance with the SBA requirements. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, and covered utilities during the eight week or at the Company's election 24 week period beginning on the loan origination date, subject to regulations and guidance provided by the United States Treasury. For purposes of the CARES Act, payroll costs exclude compensation of an individual employee in excess of $100,000, prorated annually. Forgiveness is reduced if full-time headcount declines, or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%. In the event the SBA Loan, or any portion thereof, is forgiven pursuant to the CARES Act, the amount forgiven is applied to outstanding principal and unpaid interest. The Company intends to seek forgiveness of the SBA Loan to the maximum extent permitted but cannot guarantee whether or to what extent such forgiveness will be granted.

On June13, 2021, SBA/ Bank of America N.A. notified MKE-USA of the loan forgiveness for the PPP loan.

In March 2021, the Company received a second PPP loan ("PPP2") in the amount of $253,035. Similar to the first PPP loan, the Company expects to utilize the loan proceeds in full for payroll and rent in accordance with SBA guidelines. The PPP2 loan bears a fixed interest rate of 1 percent per annum and is due in 2026. The Company expects full forgiveness of the PPP2 loan.

d. Contingency

In the normal course of business, the Company may be a party to legal actions. The outcome of all current matters cannot be determined at this time. It is the opinion of management that the matters will not have a material adverse effect on the Company's financial position. One settled claim accrued during 2019 remains unpaid at December 31, 2021.

(Expressed in United States Dollars)

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the world.

The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, and the industry in general, in addition to the impact on its employees.

In 2021, total gross brokerage revenue increased as we continued to benefit from increased volatility in equity markets coupled with slowly normalizing client facing.

Best execution-driven brokerage revenues also increased more than the offsetting of the continued decline in direct advisory fees paid by clients for corporate access and analyst marketing in the midst of COVID restrictions.

Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's future operations and financial results is uncertain as of the date of this report. While there could ultimately be a further material impact on operations and finances of the Company, at the time of issuance, the impact could not be determined.

In 2021, the Company completed a normal sales and business operations audit with its regulators, FINRA. There were no material findings that adversely impact the Company.

e. Liquidity

During the year ended December 31, 2021 the Company had a net loss of $2,874,269. The Company has completed a series of staff and operating cost adjustments to reduce the losses and return to profitability. Current operation initiatives and future additional revenue initiatives are also being pursued. Further, the Parent has agreed to provide funding to support the Company, as necessary. Accordingly, the Company believes it can operate as a going concern for the 12 months following the issuance of the financial statements. During the year ended December 31, 2021 the Parent contributed additional capital of $1,254,000.

f. Operational Loss

An operational loss event occurred during the year 2021 due to an external fraud perpetrated on the Company. The defalcation loss totaling approximately $1,254,000 was not recoverable by insurance.

## Note 12 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs k(2)(i) and k(2)(ii) of that Rule.

## Note 13 – Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

Computation of Net Capital under 15c3-1 of the
Securities and Exchange Commission
December 31, 2021
(Expressed in United States Dollars)

Supplementary Information

| | |
|---|---|
| Total Shareholder's Equity (deficit) Per Statement of Financial Condition | ($2,421,960) |
| Additions: | |
| Subordinated loan allowable | 4,200,000 |
| Discretionary Bonus | 16,053 |
| Paycheck Protection Program loan | 253,035 |
| Total | 2,047,128 |
| Deductions: | |
| Non-allowable Assets: | |
| Receivable from clearing brokers over 30 days old | 115,559 |
| Receivable from affiliate | 39,840 |
| Leasehold improvements and fixed assets | 262,964 |
| Prepaid expenses and other receivables | 31,189 |
| Total non-allowable | 449,552 |
| Net capital before haircuts on securities positions | 1,597,576 |
| Haircuts | - |
| Net capital | 1,597,576 |
| Computation of Net Capital Requirement: | |
| Minimum requirement - the greater of 6-2/3 of aggregate indebtedness of $33,972 or $250,000 | 250,000 |
| Excess net capital | $1,347,576 |
| Aggregate indebtedness: | |
| Operating lease liability in excess of operating lease right of use asset | $73,036 |
| Accounts payable and other liabilities | 436,282 |
| Total Aggregate Indebtedness | $509,318 |
| Percentage of aggregate indebtedness to net capital | 32% |

HOBERMAN & LESSER

CPAs • ADVISORS • SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Maybank Kim Eng Securities USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240 15c3-3:(2) (k)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hoberman & Lesser CPA's, LLP

New York, New York
February 16, 2022

MAYBANK KIM ENG SECURITIES USA, INC.
(A Wholly Owned Subsidiary of Maybank Kim Eng Holdings Limited)

# Statement of Exemption from Rule 15c3-3
Year Ended December 31, 2021
(Expressed in United States Dollars)

Maybank Kim Eng Securities USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an Exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Maybank Kim Eng Securities USA, Inc.

I, Joyce Yee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: ____________________

Title: Chief Financial Officer

See accompanying report of Independent Registered Public Accounting Firm

HOBERMAN & LESSER

CPAs • ADVISORS • SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors and Shareholder of
Maybank Kim Eng Securities USA, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Maybank Kim Eng Securities USA, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on For, SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hoberman & Lesser CPA's, LLP

New York, New York
February 16, 2022

**MAYBANK KIM ENG SECURITIES USA, INC.**
**(A Wholly-Owned Subsidiary of Maybank Kim Eng Holdings Limited)**

**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**Year Ended December 31, 2021**
**(Expressed in United States Dollars)**

| | |
|---|---|
| Total revenue before foreign withholdings tax of $117,347 | $ 5,065,935 |
| Deductions: | |
| Commissions paid to other SIPC members in connection with securities transactions | 57,645 |
| SIPC Net Operating Revenues Per General Assessment | 5,008,290 |
| General Assessments at 0.0015 | 7,512 |
| Payment Remitted from SIPC -6 | (1,743) |
| Amount Due with Form SIPC -7 | $ 5,769 |

See accompanying report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures